Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK
OF LOUISIANA-PACIFIC CORPORATION

As of December 31, 2020, Louisiana-Pacific Corporation (“LP,” “we,” “us” and “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), common stock, par value $1 per share (the “Common Stock”).
The following description is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the actual terms and provisions contained in our Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Bylaws (the “Bylaws”), each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K of which this Exhibit 4.2 is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the General Corporation Law of the State of Delaware (“DGCL”) for additional information.
Description of Capital Stock
Authorized Shares of Capital Stock
Our authorized capital stock consists of 200,000,000 shares of Common Stock and 15,000,000 shares of preferred stock, par value $1 per share (the “Preferred Stock”). There are no outstanding shares of Preferred Stock.
Common Stock
Our Common Stock is listed on the New York Stock Exchange under the symbol “LPX.”
Subject to the restrictions described below, the holders of our Common Stock are entitled to receive dividends from funds legally available as, if and when declared by our board of directors, and are entitled upon our liquidation, dissolution or winding up to receive pro rata our net assets after satisfaction in full of the prior rights of our creditors and holders of any Preferred Stock.
Except as otherwise provided by law, the Certificate of Incorporation or the Bylaws, and subject to the voting rights of our Preferred Stock of any series that may be outstanding from time to time, the holders of Common Stock are entitled to one vote on each matter submitted to a vote at a meeting of stockholders for each share of Common Stock held of record by such holder on the date fixed by our board of directors as the record date for such meeting of stockholders. The holders of Common Stock do not have cumulative voting rights. The holders of Common Stock do not have any preferential, subscription or preemptive rights to subscribe to or purchase any new or additional issue of shares of any class of stock or of securities convertible into our stock or any conversion rights with respect to any of our securities. Our Common Stock is not subject to redemption.
Preferred Stock
Our Certificate of Incorporation authorizes our board of directors to provide for the issuance of shares of Preferred Stock in one or more series and to determine, with respect to any series of Preferred Stock, the terms and rights of the series, including, without limitation, the following:

The designation of and number of shares constituting such series;

The dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any other class or classes or of any other series of capital stock, and whether such dividends shall be cumulative or noncumulative;

Whether the shares of such series shall be subject to redemption, and, if made subject to such redemption, the times, prices and other terms and conditions of such redemption;

The terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

Whether or not the shares of such series shall be convertible into or exchangeable for shares of any other class or classes or of any other series of any class or classes of our capital stock, and, if provision be made for conversion or exchange, the times, prices, rates, adjustments, and other terms and conditions of such conversion or exchange;

The extent, if any, to which the holders of the shares of such series shall be entitled to vote as a class or otherwise with respect to the election of the directors or otherwise;

The restrictions, if any, on the issue or reissue of any additional Preferred Stock;

The rights of the holders of the shares of such series upon the dissolution of, or upon the distribution of assets of, LP.
Purposes and Effects of Certain Provisions of the DGCL and Our
Certificate of Incorporation and Bylaws
General
Our Certificate of Incorporation and Bylaws contain provisions that could make more difficult the acquisition of control of LP by means of a tender offer, open market purchases, a proxy contest or otherwise. A description of these provisions is set forth below.
Preferred Stock
We believe that the availability of the Preferred Stock under our Certificate of Incorporation will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs which might arise. Having these authorized shares available for issuance will allow us to issue shares of Preferred Stock without the expense and delay of a special stockholders’ meeting. The authorized shares of Preferred Stock, as well as shares of Common Stock, will be available for issuance without further action by our stockholders, unless action is required by applicable law or the rules of any stock exchange on which our securities may be listed. Our board of directors has the power, subject to applicable law, to issue series of Preferred Stock, that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, series of Preferred Stock might impede a business combination by including class voting rights which would enable the holder or holders of such series to block a proposed transaction. Our board of directors could issue Preferred Stock having terms which could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then prevailing market price of the stock.
Classified Board of Directors; Removable Only for Cause
Our Bylaws divide our board of directors into three classes of directors, with each class serving staggered, three-year terms. The number of directors may not be less than three and is currently nine, but may be increased or decreased by vote of a majority of the board of directors. In addition, our directors may be removed from office only for cause and only by the affirmative vote of the holders of at least 75% of our Common Stock. Notwithstanding the foregoing, whenever the holders of any one or more series of our Preferred Stock shall have the right, voting separately as a class, to elect one or more directors, the provisions described in this paragraph shall not apply with respect to the director or directors elected by such holders of Preferred Stock.
The classification of our board of directors means that, unless directors are removed for cause, it could require at least two annual meetings of stockholders for a majority of stockholders to make a change of control of the board of directors, because only a portion of the directors will be elected at each meeting. A significant effect of a classified board of directors may be to deter hostile takeover attempts, because an acquiror could experience delay in replacing a majority of the directors. A classified board of directors also makes it more difficult for stockholders to effect a change of control of the board of directors, even if such a change of control were to be sought due to dissatisfaction with the performance our directors.
Supermajority Voting for Amending the Bylaws
The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless the corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our board of directors is expressly authorized to adopt, amend or repeal bylaws of LP by a vote of two-thirds of the entire board. At any annual or special meeting of stockholders, the stockholders may adopt additional bylaws and may amend or repeal bylaws, whether or not adopted by them, provided that the affirmative vote of the holders of at least 75% of the Common Stock shall be required for any such adoption of additional bylaws, amendment or repeal.
Supermajority Approval of Merger, Consolidation or Other Business Combination
In addition, any merger, consolidation or recapitalization, or the sale or exchange of all or substantially all the assets of LP or any issuance of voting securities of LP (other than pursuant to employee benefit plans), shall require the affirmative vote of the holders of at least 75% of the then-outstanding shares of our Common Stock if a Person (as defined below) is then directly or indirectly the beneficial owner of 20% or more of the Common Stock; provided that such 75% voting requirement shall not be applicable with respect to any such transaction if:
•Such Person acquired its Common Stock in a cash tender offer for all outstanding Common Stock;
•Such Person has no interest, direct or indirect, in such transaction other than solely as a holder of Common Stock so that such Person receives no extra or special benefit not shared on a pro rata basis by all holders of Common Stock;
•As a result of such transaction, the holders of Common Stock, other than such Person, will receive consideration for their Common Stock (in the same form and of the same kind as the consideration paid by such Person in acquiring the initial 20% of the Common Stock acquired by it) having a fair market value per share at least equal to the highest per share price (appropriately adjusted for stock splits, stock dividends and like distributions) paid by such Person for any shares of Common Stock acquired by it within the two-year period prior to such transaction; or
•Such transaction was approved by two-thirds of our entire board of directors.
For the purposes of this provision, the term (i) “Person” shall have the meaning given that term under Section 2(2) of the Securities Act of 1933 and Section 13(g)(3) of the Exchange Act as in effect on March 8, 1983, and (ii) “beneficial owner” shall have the meaning given that term under Rule 13d-3 of the general rules and regulations under the Exchange Act as in effect on March 8, 1983. The affirmative vote of the holders of at least 75% of Common Stock is required to amend or repeal this restriction.
Limitation of Director Liability
Our Certificate of Incorporation limits the liability of our directors to us and our stockholders to the fullest extent permitted by Delaware law. Specifically, a director will not be personally liable for monetary damages for breach of his or her fiduciary duty as a director, except for liability for:
•any breach of the director’s duty of loyalty to us or our stockholders;
•acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•violations under Section 174 of the DGCL, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or
•any transaction from which the director derived an improper personal benefit.
These provisions in our Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against our directors and may discourage or deter stockholders or management from bringing a lawsuit against our directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders. These provisions do not limit or affect a stockholder’s ability to seek and obtain relief under federal securities laws.
No Stockholder Action by Written Consent
Our Certificate of Incorporation provides that any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only at a duly called annual or special meeting of stockholders and may not be effected by a written consent of stockholders in lieu of a meeting of stockholders. This prevents stockholders from initiating or effecting any action by written consent, thereby limiting the ability of stockholders to take actions opposed by our board of directors. The affirmative vote of at least 75% of the holders of Common Stock is required to amend or repeal this restriction.
Special Meetings of Stockholders
Our Bylaws provide that special meetings of stockholders may be called only by the chairman of our board of directors or pursuant to a resolution of the board of directors and shall be called by the chairman of the board of directors at the request in writing of a majority of the board of directors. Business transacted at a special meeting of the stockholders shall be confined to the purpose or purposes of the meeting as stated in the notice of the meeting.
Advanced Notice of Stockholders Proposals or Nominations
Our Bylaws require that any stockholder proposals or nominations for election to our board of directors must meet specific advance notice requirements and procedures, which make it more difficult for our stockholders to make proposals or director nominations.

Section 203 of the DGCL
We are subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.
Transfer Agent and Registrar
The transfer agent and registrar for our Common Stock is Computershare Trust Company, N.A.